Filed by Encore Medical Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Encore Medical Corporation

Commission File No. 0-26538

The attached slides, which reference a proposed merger of BioHorizons Implant Systems, Inc. with and into a wholly-owned subsidiary of Encore Medical Corporation, are from a presentation first given by Encore Medical Corporation at its annual meeting of stockholders at The University Club, One West 54th Street, New York, New York, on Tuesday, May 18, 2004.

In connection with the proposed merger transaction with BioHorizons Implant Systems, Inc., Encore Medical Corporation intends to file with the Securities and Exchange Commission a registration statement on Form S-4 that will contain a prospectus and other relevant documents. WE URGE INVESTORS AND STOCKHOLDERS TO READ THE PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders will be able to obtain free copies of these documents, once available, at the Commission’s website at www.sec.gov and upon written request to Encore Medical Corporation, 9800 Medical Boulevard, Austin, Texas 78758, Attention: Harry L. Zimmerman.

Encore

Forward Looking Statements

Except for the historical information contained herein, the matters discussed are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties, such as quarterly fluctuations in operating results, the timely availability of new products, the impacts of competitive products and pricing, the ability to locate and integrate future acquisitions, and other risks and uncertainties set forth in the Company’s filings with the Securities and Exchange Commission. These risks and uncertainties could cause actual results to differ materially from any forward-looking statements made herein.

Refocused and Building Momentum

Board Adopts Expanded Vision

Chattanooga Group Acquisition

Improved Capital Structure

Strategic Acquisitions

2000 2001 2002 2003 2004 2005

New Management Team

New Financial Partner —Galen

Achieved Profitability

BioHorizons Acquisition

Rev.

$30M 2000A

$43M 2001A

$95M 2002A

$108M 2003A

$128 - $132M 2004P

4 Year 4 CAGR = = 42.7% .7

Encore Total Orthopedic Provider

Surgical Implants

%of Revenue(a) — 34.7%

1Q04 Margin — 71.2%

1Q04 Growth — 26.4%

Orthopedic Rehabilitation Products

%of Revenue(a)—65.3%

1Q04 Margin — 40.9%

1QQ4 Growth — 13.4%

(a) Based on total sales for 1Q2004.

Company Highlights

_ Large and growing market

_ Broad product portfolio with history of new product innovation

_ Demonstrated ability to achieve revenue growth, margin expansion and earnings momentum

_ Experienced management team with track record of success

Growth Strategies

Expand U.S. market coverage of Surgical Implant Division

Build international distribution capabilities

Develop and launch new products in all divisions Improve operating performance in each division

Pursue focused strategic acquisition program

Surgical Implant Division — Broad Product Line

Reconstructive Products

Knee

Hip

Shoulder

Trauma

Spine

Surgical Implant Division — Product Innovation

3DKnee — Data Driven Design

_ Commercial introduction in process

_ Unique concept

_ Based on 15 years of research

_ Not cannibalizing other knee products

Keramos — Ceramic-on-Ceramic Acetabular Hip Implant

_ Addresses key issue of wear

_ Only two others approved by the FDA

_ FDA APPROVED

Reverse Shoulder Prosthesis

_ IDE clinical studies ongoing

_ >15 major orthopedic hospitals involved in studies

_ Allows treatment for patients with severely torn or deficient rotator cuff

Cyclone Anterior Cervical Plate

_ Synergistic with posterior offering

_ First spine product manufactured in-house

_ Addresses $170 MM U.S. anterior cervical fusion market

Surgical Implant Division — Opportunity

Existing Territories

New Territory Additions 2003/2004 YTD —12

Territory Upgrades 2003/2004 YTD — 8

Surgical Implant Division — Upgrading Coverage

(Number of Domestic Sales Reps)

87 Q3:02

92 Q4:02

110 Q1:03

115 Q2:03

117 Q3:03

115 Q4:03

135 Q1:04

200 Q2:05

Additions +10 +38 +18 +27 +8 +30

Terminations -5 -20 - 13 -25 -11 -10

Orthopedic Rehabilitation Division

Electrotherapy

Therapy Tables

Patient Care

Orthopedic Rehabilitation — Opportunity

Market leader — Strong brand recognition

Strong network of over 6,000 dealer partners

Untapped international market

Predictable revenue base

Significant revenue returns on R&D investments

Continuing product innovation

_ Multiple new products and line extension

_ Breakthrough dysphagia product line

Seasoned Management Team

Name	Position	Previous Experience
Kenneth Davidson	Chairman, Chief Executive Officer	Maxxim Medical
Paul Chapman	President, Chief Operating Officer	Stryker; Chattanooga Group
Jack Cahill	Executive Vice President; President, Surgical Division	Johnson & Johnson; Maxxim Medical
Scott Klosterman	Executive Vice President; President, Chattanooga Group Division	Stryker; Chattanooga Group
August Faske	Executive Vice President, Chief Financial Officer	Centerpulse
Harry Zimmerman	Executive Vice President	Winstead Sechrest & Minick
Craig Smith, Ph. D.	Chief Scientific Officer	Centerpulse

encore

Financial Overview

Financial Drivers and Highlights

_ Infrastructure offers potential for operating leverage

_ Overall margin expansion as Surgical Implant Division revenue accelerates

_ Improved operating efficiencies in each division

_ Financial flexibility as a result of strengthened balance sheet

_ Access to approximately $50 million from Bank of America and CapitalSource

_ Annual interest expense reduced to $800,000 from $6.8 million

Encore Medical Post Recapitalization Status

4/3/04

_Market Capitalization $351.0 mm(a)

_Average 30-day trading vol. 166,297

_Float $136.2 mm

_Institutional Investors 60+

_Capital Availability (as of 4/03/04)

_Cash, Cash Equivalents & Investments $42.0 mm

_Outstanding Debt $6.3 mm

_Debt Availability $44.0 mm

(a) Calculated at closing price of $8.05 as of April 3, 2004.

Revenue and Income Growth

Total Revenue

($            millions)

$26.4 $8.5 $17.9 1Q03

$31.0 $10.8 $20.3 1Q04

Orthopedic Rehabilitation Surgical Implants

Operating Income

($            millions)

$1.9 1Q03

$2.5 1Q04

Strengthening Financial Performance

EBITDA

($            millions)

($0.8) 2000

$5.1 2001

$12.2 2002

$13.6 2003

Total Operating Income

($            millions)

($ 4.1) 2000

$1.5 2001

$7.1 2002

$9.2 2003

% of sales NM 3.6% 7.4% 8.5%

Working Capital

$20.9 2000

$21.9 2001

$32.9 2002

$79.4 2003

Free Cash Flow

($4.6) 2000

$6.1 2001

$8.1 2002

$8.1 2003

Summary Income Statement

Year Ended December 31 Growth

($            millions) 2001 2002 2003 1Q04 1Q03 1Q04 v 1Q03

Sales $ 42.6 $95.5 $108.1 $31.0 $26.4 17.6%

Gross Profit 24.8 46.0 53.8 16.0 12.9 23.3%

Gross Margin 58.1% 48.2% 49.8% 51.4% 49.0%

Operating Income 1.5 7.1 9.2 2.5 1.9 33.8%

Interest Expense (1.3) 7.2 13.0 0.2 1.9

Net Income ($ 3.2) $0.0 ($2.5) $1.6 $0.04

Summary Balance Sheet

June 30, Dec 31, Apr 3,

($            millions) 2003 2003 2004

Cash, cash equivalents & investments $ 0.4 $45.0 $ 42.0

Total Assets 91.5 136.4 139.3

Total Debt 33.6 6.4 6.3

Stockholders’ equity

Series A Preferred stock 12.8 — —

Total stockholders’ equity $ 41.3 $ 113.1 $ 115.3

New Surgical Acquisition

BioHorizons

Company History

• Founded in 1994

• Headquarters in Birmingham with offices in Toronto and Madrid, Spain

• Oral reconstructive device company

• Technology platforms in implant dentistry and tissue regeneration

• Initiated clinical trials in 1996, commercially launched Maestro System in 1997

• Partnered with Osteotech in 1999 & LifeCell in 2000

• Science focus – 9 issued patents

Dental Implant Market

• There are an estimated 110 million people in the U.S. missing one or more teeth

• Less than 2% have undergone implant treatment

• Traditional treatments include bridgework, full dentures, and partial dentures

• Procedure market comprised of general dentists and dental specialists (oral surgeons, periodontists and prosthodontists)

• General dentists are smallest current share of market, but offer most attractive growth opportunity

• Estimated 2002 worldwide dental implant market worth approximately $750 million

• Approximately 45% and 30% attributed to sales in western Europe and the U.S., respectively

• Expected annual growth rate of 22%—25% over next five years

Dental Implant Market

Dental implant market is expected to grow at an annual rate of 22%—25% over next 5 years

Worldwide Dental Implant Market Sales

($            millions)

Positive Dental Implant Trends

• Increasing population of aging U.S. “baby boomers”

• Worldwide growth in industrialized population eligible for dental implants

• Young doctors and dentists are learning dental implant therapy taught at leading universities

• Patient demand and financial incentives are driving general dentists to seek training for performing implant procedures

• Increasing acknowledgment that larger upfront cost are offset by prevention of future problems inherent with other treatments

• Technological innovations have created:

• Additional candidates that were formerly ineligible recipients (i.e., patients with soft or missing bone)

• Opportunity for higher penetration rates because of new procedures (i.e., immediate loading)

Competition

BioHorizons has been successful in gaining a relevant market share in the U.S.

• Dental implant market currently dominated by five international companies:

• Nobel Biocare

• Straumann

• Biomet (3i)

• Centerpulse Dental (now Zimmer)

• Dentsply (Friadent)

2002 US Dental Market

Lifecore 5%

Dentsply 4%

ACE 2%

Bicon 2%

Other (1) 5%

Nobel Biocare 27%

3i 18%

Centerpulse Dental 16%

Straumann 16%

BioHorizons 5%

2002 European Dental Market

Dentsply 13%

Other 5%

Nobel Biocare 34%

3i 9%

Centerpulse Dental 6%

Straumann 33%

(1) Includes Astra Tech, Innova, IMTEC, Thommen Medical,Tenax and BioLok.

Maestro Implant System

Maestro System Summary

• Backed by science and research

• Significantly more surface area per unit length than competitive implants

• Superior success in poor quality bone

• Thread form beneficial for early and immediate loading

• Pre-mounted abutment creates value for your practice

• Spiralock virtually eliminates screw loosening

New Products

• 6mm diameter launch in October 2003

• 7mm length implant launch in October 2003

• Maximus 3.0 launch in December 2003

• Internal connection implant launch planned for Sept. ‘04

• Single stage & tapered implant product launches planned for Sept. ‘04

• New dental bone graft product launch planned for Sept. ‘04

Financial Highlights

6 months ended December 31, 2003

_ Revenue growth of 30% over same period last year

_ Income $230,000 vs. loss of $147,000 previous year

Encore